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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.     )*

ARAMARK CORPORATION
(Name of Issuer)

Common Stock, Class A, $.01 Par Value Per Share
(Title of Class of Securities)

None
(CUSIP Number)

December 6, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

Page 1 of 6 pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Bruce C. Lindsay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	SOLE VOTING POWER 1,392,002 shares[1]
	6	SHARED VOTING POWER 2,923,132 shares[1]
	7	SOLE DISPOSITIVE POWER 1,392,002 shares[1]
	8	SHARED DISPOSITIVE POWER 2,923,132 shares[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,315,134 shares[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%[1]
12	TYPE OF REPORTING PERSON (See Instructions) IN

1Beneficial ownership as of the date of filing of this Statement. On December 6, 2005, the Reporting Person beneficially owned 4,950,728 shares, or 8.2% of the Class A Common Stock based on 60,467,469 shares outstanding as of January 27, 2006 as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 30, 2005, filed with the Securities and Exchange Commission on February 8, 2006 (the “December 30, 2005 Form 10-Q”). Of the 4,950,728 shares, the Reporting Person had sole voting or dispositive power as to 1,777,596 shares and shared voting and dispositive power as to 3,173,132 shares.

Item 1(a)	Name of Issuer

ARAMARK Corporation (the “Issuer”)

Item 1(b)	Address of Issuer's Principal Executive Offices

ARAMARK Tower
1101 Market Street
Philadelphia, Pennsylvania 19107

Item 2(a)	Name of Person Filing

Bruce C. Lindsay (the “Reporting Person”)

Item 2(b)	Address of Principal Business Office or, if none, Residence

2117 Associates, LLC
1926 Arch Street
Philadelphia, Pennsylvania 19103

Item 2(c)	Citizenship

United States of America

Item 2(d)	Title of Class of Securities

Common Stock, Class A, $.01 Par Value Per Share (the “Class A Common Stock”)

Item 2(e)	CUSIP Number

None

Item 3	Not Applicable

Item 4	Ownership

(a)	On December 6, 2005, the Reporting Person was appointed a co-trustee under each of the Irrevocable Trust of Joseph Neubauer f/b/o Melissa R. Neubauer and the Irrevocable Trust of Joseph Neubauer f/b/o Lawrence A. Neubauer, each dated January 18, 1985 (the “1985 Trusts”). On December 6, 2005, the Reporting Person therefore beneficially owned 4,950,728 shares of the Issuer’s Class A Common Stock, which amount included: (i) 1,586,566 shares and 1,586,566 shares held indirectly as co-trustee of the 1985 Trusts; (ii) 806,388 shares and 806,388 shares held indirectly as trustee under each of the Irrevocable Agreement of Trust f/b/o Melissa R. Anderson and the Irrevocable Agreement of Trust f/b/o Lawrence A. Neubauer, each dated May 18, 2001 (the “GRATs”); (iii) 38,426 held indirectly as trustee under The Neubauer Grandchildren’s Equalization Trust dated June 16, 2003 (the “2003 Family Trust”); and (iv) 126,394 shares held indirectly as trustee under The Neubauer Family Trust dated November 10, 2000 (the “Family Trust” and together with the 1985 Trusts, the GRATs and the 2003 Family Trust, the “Trusts”).

On December 7, 2005, each of the GRATs sold 100,000 shares in open market transactions. In February 2006, (i) each of the 1985 Trusts sold 125,000 shares in open market transactions, (ii) each of the GRATs sold 100,000 shares in open market transactions, and (iii) the Family Trust acquired 14,406 shares in a gift transaction. Accordingly, as of the date of filing of this Statement, the Reporting Person beneficially owns 4,315,134 shares of the Issuer’s Class A Common Stock, which amount includes: (i) 1,461,566 shares and 1,461,566 shares held indirectly as co-trustee of the 1985 Trusts; (ii) 606,388 shares and 606,388 shares held indirectly as trustee of the GRATs; (iii) 38,426 shares held indirectly as trustee of the 2003 Family Trust; and (iv) 140,800 shares held indirectly as trustee of the Family Trust.

The Reporting Person disclaims beneficial ownership of all such shares of Class A Common Stock.

The filing of this Schedule 13G shall not be construed as an admission that (a) the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by the Reporting Person.

	(b)	On December 6, 2005, the Reporting Person beneficially owned 8.2% of the Class A Common Stock based on 60,467,469 shares outstanding as of January 27, 2006 as reported in the December 30, 2005 Form 10-Q.

As of the date of filing of this Statement, the Reporting Person beneficially owns 7.1% of the Class A Common Stock based on 60,467,469 shares outstanding as of January 27, 2006 as reported in the December 30, 2005 Form 10-Q.

	(c)	On December 6, 2005, the Reporting Person had sole voting and dispositive power with respect to (i) 806,388 shares and 806,388 shares owned by the GRATs, (ii) 38,426 shares owned by the 2003 Family Trust and (iii) 126,394 shares owned by the Family Trust.

On December 6, 2005, the Reporting Person had shared voting and dispositive power with respect to 1,586,566 shares and 1,586,566 shares owned by the 1985 Trusts.

As of the date of filing of this Statement, the Reporting Person has sole voting and dispositive power with respect to (i) 606,388 shares and 606,388 shares owned by the GRATs, (ii) 38,426 shares owned by the 2003 Family Trust and (iii) 140,800 shares owned by the Family Trust.

As of the date of filing of this Statement, the Reporting Person shares voting and dispositive power with respect to 1,461,566 shares and 1,461,566 shares of Class A Common Stock owned by the 1985 Trusts.

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person

The respective trustees and beneficiaries of the Trusts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock owned by the Trusts.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2006	By: /s/ Bruce C. Lindsay
Name: Bruce C. Lindsay